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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14495

Tele Nordeste Celular Participações S.A.

(Exact name of registrant as specified in its charter)

Av. Ayrton Senna da Silva, 1633

Jaboatao dos Guararapes

Pernambuco 50060 004

Federative Republic of Brazil

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, No Par Value

American Depositary Shares, each representing 20,000 Preferred Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Tim Participações S.A. has caused this certification/notice to be signed on behalf of Tele Nordeste Celular Participações S.A. by the undersigned duly authorized person.

Date:	October 15, 2004	By:	/s/ Paulo Roberto Cruz Cozza

Paulo Roberto Cruz Cozza
Chief Financial Officer and
Investor Relations Officer
Tim Participações S.A.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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